As filed with the Securities and Exchange Commission on February 17, 2017

Registration No. 333-214189

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AMERICAN FINANCE TRUST, INC.

(Exact name of registrants as specified in charter)

Maryland (State or other jurisdiction of incorporation or organization)	6798 (Primary Standard Industrial Classification Code Number)	90-0929989 (I.R.S. Employer Identification Number)

405 Park Avenue, 14th Floor

New York, New York 10022

(212) 415-6500

(Address, Including Zip Code, and Telephone Number,

Including Area Code, of Registrants’ Principal Executive Offices)

Edward M. Weil. Jr.

Chief Executive Officer

American Finance Trust, Inc.

405 Park Avenue, 14th Floor

New York, New York 10022

(212) 415-6500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Peter M. Fass, Esq. Proskauer Rose LLP	Michael J. Choate, Esq. Proskauer Rose LLP
Eleven Times Square New York, New York 10036 (212) 969-3000	70 West Madison Chicago, Illinois 60602 (312) 962-3567

Approximate date of commencement of the proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Issuer Third Party Tender Offer) ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 is being filed for the purposes of filing the final opinion of counsel regarding the treatment of the merger as a tax-free reorganization. The opinion is being filed pursuant to the Company’s commitment to file the opinion in accordance with Securities and Exchange Commission staff Legal Bulletin No. 19 and is filed herewith as Exhibit 8.2 to the registration statement. No changes or additions are being made hereby to the prospectus constituting Part I of the registration statement. Accordingly, this Post-Effective Amendment No. 1 does not include a copy of the prospectus.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 21. Exhibits

A list of the exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 17th, 2017.

AMERICAN FINANCE TRUST, INC.

By:	/s/ Edward M. Weil, Jr.
Edward M. Weil, Jr.
Chief Executive Officer and President
(Principal Executive Officer)

By:	/s/ Nicholas Radesca
Nicholas Radesca
Chief Financial Officer, Treasurer and Secretary
(Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date
/s/ Edward M. Weil, Jr.	Chief Executive Officer, President and Chairman of the Board of Directors (Principal Executive Officer)	February 17, 2017
Edward M. Weil, Jr.

/s/ Nicholas Radesca	Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer)	February 17, 2017
Nicholas Radesca

/s/ *	Lead Independent Director	February 17, 2017
David Gong

/s/ *	Independent Director	February 17, 2017
Stanley R. Perla

/s/ *	Independent Director	February 17, 2017
Lisa D. Kabnick

By:	/s/ Edward M. Weil, Jr.
Edward M. Weil, Jr.
Attorney-in-fact

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EXHIBIT INDEX

Exhibit No.	Description

2.1(1)	Agreement and Plan of Merger, dated as of September 6, 2016, among American Finance Trust, Inc., American Finance Operating Partnership, L.P., Genie Acquisition, LLC, American Realty Capital — Retail Centers of America, Inc. and American Realty Capital Retail Operating Partnership, L.P.

3.1(2)	Articles of Amendment and Restatement

3.2(3)	Third Amended and Restated Bylaws

4.1(4)	Agreement of Limited Partnership of American Realty Capital Operating Partnership V, L.P., dated as of April 4, 2013

4.2(5)	First Amendment to Agreement of Limited Partnership of American Realty Capital Operating Partnership V, L.P., dated as of December 31, 2013

4.3(3)	Second Amendment to Agreement of Limited Partnership of American Realty Capital Operating Partnership V, L.P., dated as of April 15, 2015

4.4(3)	Third Amendment to Agreement of Limited Partnership of American Realty Capital Operating Partnership V, L.P., dated as of April 29, 2015

4.5(6)	Amended and Restated Agreement of Limited Partnership of American Finance Operating Partnership, L.P.

5.1†	Opinion of Venable LLP regarding legality of securities being registered

8.1†	Opinion of Proskauer Rose LLP as to tax matters

8.2*	Opinion of Proskauer Rose LLP as to tax matters

10.1(2)	Second Amended and Restated Advisory Agreement, dated as of April 29, 2015, by and among American Realty Capital Trust V, Inc., American Realty Capital Operating Partnership V, L.P. and American Realty Advisors V, LLC

10.2(7)	First Amendment to Second Amended and Restated Advisory Agreement, dated as of January 18, 2016, by and among American Realty Capital Trust V, Inc., American Finance Operating Partnership, L.P. and American Finance Advisors, LLC

10.3(1)	Third Amended and Restated Advisory Agreement by and among American Finance Trust, Inc., American Finance Operating Partnership, L.P., and American Finance Advisors, LLC

10.4(4)	Property Management and Leasing Agreement, dated as of April 4, 2013, by and among American Realty Capital Trust V, Inc., American Realty Capital Operating Partnership V, L.P. and American Realty Capital Properties V, LLC

10.5(1)	Amended and Restated Property Management and Leasing Agreement, by and among American Finance Trust, Inc., American Finance Trust Operating Partnership, L.P. and American Finance Properties, LLC

10.6(1)	Amended and Restated Property Management Agreement by and between American Finance Properties, LLC (as assignee of American Realty Capital Retail Advisor, LLC) and American Finance Trust, Inc.

10.7(1)	Amended and Restated Leasing Agreement, by and among American Finance Trust, Inc. and American Finance Properties, LLC (as assignee of American Realty Capital Retail Advisor, LLC)

10.8(3)	Amended and Restated Employee and Director Incentive Restricted Share Plan of the Company

10.9(3)	Form of Restricted Stock Unit Award Agreement Pursuant to the Employee and Director Incentive Restricted Share Plan of American Finance Trust, Inc.

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10.10(2)	Loan Agreement dated as of August 7, 2015 among Barclays Bank PLC, Column Financial, Inc. and UBS Real Estate Securities, Inc. as Lenders and certain subsidiaries of American Finance Operating Partnership, LP, as Borrowers

10.11(2)	Limited Recourse Guaranty dated as of August 7, 2015 by American Finance Trust, Inc. in favor of Barclays Bank PLC, Column Financial, Inc. and UBS Real Estate Securities, Inc.

10.12(3)	Indemnification Agreement by and among American Realty Capital Trust V, Inc., Peter M. Budko, Robert H. Burns, David Gong, William M. Kahane, Stanley R. Perla, Nicholas Radesca, Nicholas S. Schorsch, Edward M. Weil, Jr., American Realty Capital Advisors V, LLC, AR Capital, LLC and RCS Capital Corporation, dated December 31, 2014

10.13(3)	Indemnification Agreement by and between American Realty Capital Trust V, Inc. and Herbert Vederman, dated May 14, 2015

10.14(2)	Indemnification Agreement by and between American Realty Capital Trust V, Inc., Donald MacKinnon, Donald R. Ramon and Andrew Winer, dated May 26, 2015

10.15(2)	Indemnification Agreement by and between American Finance Trust, Inc. and Lisa D. Kabnick, dated August 3, 2015

10.16†	Letter Agreement by and between American Finance Trust, Inc., American Realty Capital — Retail Centers of America, Inc., American Realty Capital Retail Operating Partnership, L.P. and American Realty Capital Retail Advisor, LLC

16.1(8)	Letter from Grant Thornton LLP to the Securities and Exchange Commission dated January 28, 2015

21.1(7)	List of Subsidiaries

23.1†	Consent of KPMG LLP

23.2†	Consent of KPMG LLP

23.3†	Consent of Grant Thornton LLP

23.4†	Consent of Grant Thornton LLP

24.1†	Power of Attorney (included in signature page)

99.1†	Consent of UBS Securities LLC

99.2†	Consent of BMO Capital Markets

101†	XBRL (eXtensible Business Reporting Language). The following materials from American Finance Trust, Inc.’s unaudited consolidated financial statements for the three and nine months ended September 30, 2016 and consolidated financial statements for the year ended December 31, 2015, formatted in XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations and Comprehensive Loss, (iii) the Consolidated Statements of Changes in Stockholders’ Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to the Consolidated Financial Statements.

*	Filed herewith.

†	Previously filed.

(1)	Filed as an exhibit to AFIN’s Current Report on Form 8-K filed with the SEC on September 7, 2016.

(2)	Filed as an exhibit to AFIN’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed with the SEC on August 11, 2015.

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(3)	Filed as an exhibit to AFIN’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on May 15, 2015.

(4)	Filed as an exhibit to AFIN’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 on May 14, 2013.

(5)	Filed as an exhibit to AFIN’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on March 10, 2014.

(6)	Filed as an exhibit to AFIN’s Amendment No. 1 to its Current Report on Form 8-K filed with the SEC on September 7, 2016.

(7)	Filed as an exhibit to AFIN’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 16, 2016.

(8)	Filed as an exhibit to AFIN’s Current Report on Form 8-K filed with the SEC on January 28, 2015.

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